United States securities and exchange commission logo





                             April 10, 2023

       Dara Albright
       President and Chief Executive Officer
       Worthy Property Bonds 2, Inc.
       11175 Cicero Dr., Suite 100
       Alpharetta, GA 30022

                                                        Re: Worthy Property
Bonds 2, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 3, 2023
                                                            File No. 024-12206

       Dear Dara Albright:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Ruairi
Regan at 202-551-3269 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Frank Borger Gilligan,
Esq.